Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

April 13, 2015

Mr. Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2; File No. 333-202581 (the “Registration Statement”)

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m., Eastern Time, on Wednesday, April 15, 2015, or as soon thereafter as practicable.

All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.

Very truly yours,

Brookfield Global Listed Infrastructure Income Fund Inc.

By:	/s/ Alexis I. Rieger
	Name:	Alexis I. Rieger
	Title:	Secretary

[UBS Securities LLC Letterhead]

April 13, 2015

Mr. Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2; File No. 333-202581 (the “Registration Statement”)

Dear Mr. Bartz:

The undersigned, on behalf of the Dealer Manager of the above-captioned issue, hereby joins the Fund in requesting that the effective date of the Registration Statement be accelerated so that it will be declared effective by 10:00 a.m., Eastern Time, on Wednesday, April 15, 2015, or as soon thereafter as practicable.

The undersigned is aware of its statutory responsibilities under the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, in connection with the offering to which the Registration Statement relates.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Saawan Pathange
	Name:	Saawan Pathange
	Title:	Executive Director

By:	/s/ Harris Baltch
	Name:	Harris Baltch
	Title:	Director